EXHIBIT 22
SUBSIDIARY ISSUERS OF GUARANTEED SECURITIES

Huntington Bancshares Incorporated has guaranteed the payment of certain amounts due with respect to the securities of its subsidiaries described below.

Subsidiary Issuer	Guaranteed Securities
Huntington Capital I	4.83% Floating Rate Junior Subordinated Debentures
Huntington Capital II	4.76% Floating Rate Junior Subordinated Debentures
Sky Financial Capital Trust III	5.53% Floating Rate Junior Subordinated Debentures
Sky Financial Capital Trust IV	5.53% Floating Rate Junior Subordinated Debentures